The information in this pricing supplement is not complete and may be changed. We may not deliver these notes until a final pricing supplement is delivered. This pricing supplement and the accompanying prospectus and prospectus supplement do not constitute an offer to sell these notes and we are not soliciting an offer to buy these notes in any state where the offer or sale is not permitted.

Subject to Completion, Preliminary Pricing Supplement dated October 23, 2019

PROSPECTUS Dated November 16, 2017	Pricing Supplement No. 2,725 to
PROSPECTUS SUPPLEMENT Dated November 16, 2017	Registration Statement Nos. 333-221595; 333-221595-01
Dated October , 2019
Rule 424(b)(2)

$

Morgan Stanley Finance LLC

GLOBAL MEDIUM-TERM NOTES, SERIES A
Senior Notes

Cash-Settled Equity-Linked Notes due October 25, 2024

Based on the Performance of the Common Stock of Microsoft Corporation

Fully and Unconditionally Guaranteed by Morgan Stanley

The Cash-Settled Equity-Linked Notes due October 25, 2024 Based on the Performance of the Common Stock of Microsoft Corporation, which we refer to as the notes, are unsecured obligations of Morgan Stanley Finance LLC (“MSFL”) and are fully and unconditionally guaranteed by Morgan Stanley. At maturity, you will receive for each $1,000 stated principal amount of notes that you hold an amount in cash equal to the greater of (1) $1,000 and (2) the alternative redemption amount, which will be based upon the performance of the common stock of Microsoft Corporation (“Microsoft Stock”) as determined on the five averaging dates, compared with the threshold price of approximately 137% of the initial share price. As the threshold price is significantly higher than the initial share price, unless the price of Microsoft Stock has appreciated by more than approximately 37% across the five averaging dates, the payment at maturity will equal only $1,000 per note, and you will not receive any positive return on your investment. These long-dated notes are for investors who are concerned about principal risk but seek a return based on Microsoft Stock and who are willing to earn interest at a below-market rate in exchange for the repayment of principal at maturity plus the potential for an alternative redemption amount based on the arithmetic average of the Microsoft Stock closing prices on the five averaging dates as compared to the threshold price, which is significantly higher than the initial share price. The notes are notes issued as part of MSFL’s Series A Global Medium-Term Note Program.

All payments are subject to our credit risk. If we default on our obligations, you could lose some or all of your investment. These notes are not secured obligations, including the repayment of principal at maturity, and you will not have any security interest in, or otherwise have any access to, any underlying reference asset or assets.

•	The stated principal amount and issue price of each note is $1,000.

•

We will pay interest on the notes at a rate of 0.25% per annum. Interest will be computed on a 30/360 day-count basis and will be paid on each April 25 and October 25, beginning April 25, 2020; provided that (i) if any scheduled interest payment date is not a business day, we will pay interest on the next business day and (ii) if the maturity date is postponed due to a market disruption event or otherwise, we will pay interest with respect to the maturity date on the maturity date as postponed, but, in each case, interest on that payment will not accrue during the period from and after the scheduled interest payment date.

•	At maturity, for each $1,000 stated principal amount of notes that you hold, you will receive the greater of (1) $1,000 and (2) the alternative redemption amount. In no event will the payment due at maturity be less than $1,000 per note.

•	The alternative redemption amount will equal (1) $1,000 multiplied by (2) a ratio determined by dividing the final share price by the threshold price. The alternative redemption amount will be calculated as follows:

$1,000 × [final share price/threshold price]

Unless the price of Microsoft Stock has appreciated by more than approximately 37% across the five averaging dates, the payment at maturity will equal only $1,000 per note, and you will not receive any positive return on your investment. Additionally, even if the final share price is greater than the threshold price, the payment at maturity will reflect only the appreciation of Microsoft Stock in excess of the threshold price, and that appreciation will be measured in terms of the threshold price, which is significantly greater than the initial share price.

•	The initial share price is $137.6166, which was determined on October 22, 2019.

•	The pricing date is October 23, 2019.

•	The final share price will equal the arithmetic average of the closing prices of one share of Microsoft Stock times the then-applicable adjustment factor on October 17, 2024, October 18, 2024, October 21, 2024, October 22, 2024 and October 23, 2024 (the “averaging dates”). The adjustment factor will be initially set at 1.0 and is subject to change upon certain corporate events affecting Microsoft Stock.

•	The threshold price is $188.5347, which is approximately 137% of the initial share price.

•	Investing in the notes is not equivalent to investing in Microsoft Stock.

•	The notes will not be listed on any securities exchange.

•	The estimated value of the notes on the pricing date is approximately $979.10 per note, or within $22.50 of that estimate. See “Summary of Pricing Supplement” beginning on PS-3.

•	The CUSIP number for the notes is 61769HE43. The ISIN number for the notes is US61769HE433.

You should read the more detailed description of the notes in this pricing supplement. In particular, you should review and understand the descriptions in “Summary of Pricing Supplement” and “Description of Notes.”

The notes are riskier than ordinary debt securities. See “Risk Factors” beginning on PS-8.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these notes, or determined if this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

PRICE $1,000 PER NOTE

	Price to public	Agent’s commissions(1)	Proceeds to us(2)
Per Note	$1,000	$0	$1,000
Total	$	$	$
(1)	MS & Co. will not receive a sales commission with respect to the notes. See “Description of Notes—Supplemental Information Concerning Plan of Distribution; Conflicts of Interest.” For additional information, see “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

(2)	See “Use of Proceeds and Hedging” on page PS-26.

The agent for this offering, Morgan Stanley & Co. LLC, is our affiliate. See “Description of Notes—Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” in this pricing supplement.

The notes are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

As used in this document, “we,” “us” and “our” refer to Morgan Stanley or MSFL, or Morgan Stanley and MSFL collectively, as the context requires.

MORGAN STANLEY

For a description of certain restrictions on offers, sales and deliveries of the notes and on the distribution of this pricing supplement and the accompanying prospectus supplement and prospectus relating to the notes, see the section of this pricing supplement called “Description of the Notes—Supplemental Information Concerning Plan of Distribution; Conflicts of Interest.”

No action has been or will be taken by us, the agent or any dealer that would permit a public offering of the notes or possession or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Neither this pricing supplement nor the accompanying prospectus supplement and prospectus may be used for the purpose of an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

In addition to the selling restrictions set forth in “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement, the following selling restrictions also apply to the notes:

The notes have not been and will not be registered with the Comissão de Valores Mobiliários (The Brazilian Securities Commission). The notes may not be offered or sold in the Federative Republic of Brazil except in circumstances which do not constitute a public offering or distribution under Brazilian laws and regulations.

The notes have not been registered with the Superintendencia de Valores y Seguros in Chile and may not be offered or sold publicly in Chile. No offer, sales or deliveries of the notes or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus, may be made in or from Chile except in circumstances which will result in compliance with any applicable Chilean laws and regulations.

The notes have not been registered with the National Registry of Securities maintained by the Mexican National Banking and Securities Commission and may not be offered or sold publicly in Mexico. This pricing supplement and the accompanying prospectus supplement and prospectus may not be publicly distributed in Mexico.

SUMMARY OF PRICING SUPPLEMENT

The following summary describes the Cash-Settled Equity-Linked Notes due October 25, 2024 Based on the Performance of the Common Stock of Microsoft Corporation, which we refer to as the notes, we are offering to you in general terms only. You should read the summary together with the more detailed information that is contained in the rest of this pricing supplement and in the accompanying prospectus and prospectus supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors.”

The notes offered are medium-term debt securities issued by MSFL and are fully and unconditionally guaranteed by Morgan Stanley. At maturity, you will receive for each $1,000 stated principal amount of notes that you hold an amount in cash equal to the greater of (1) $1,000 and (2) the alternative redemption amount, which is based upon the performance of Microsoft Stock as determined on the five averaging dates, compared with the threshold price of approximately 137% of the initial share price. Unless the price of Microsoft Stock has appreciated by more than approximately 37% across the five averaging dates, the payment at maturity will equal only $1,000 per note, and you will not receive any positive return on your investment. In no event will the payment due at maturity be less than the stated principal amount of $1,000 per note. The payment on the notes at maturity, including the repayment of principal, is subject to our credit risk.

Each security costs $1,000	We are offering the Cash-Settled Equity-Linked Notes due October 25, 2024 Based on the Performance of the Common Stock of Microsoft Corporation, which we refer to as the notes. The stated principal amount and original issue price of each note is $1,000.

The original issue price of each note includes costs associated with issuing, selling, structuring and hedging the notes, which are borne by you, and, consequently, the estimated value of the notes on the pricing date will be less than $1,000. We estimate that the value of each note on the pricing date will be approximately $979.10, or within $22.50 of that estimate. Our estimate of the value of the notes as determined on the pricing date will be set forth in the final pricing supplement.

What goes into the estimated value on the pricing date?

In valuing the notes on the pricing date, we take into account that the notes comprise both a debt component and a performance-based component linked to Microsoft Stock. The estimated value of the notes is determined using our own pricing and valuation models, market inputs and assumptions relating to Microsoft Stock, instruments based on Microsoft Stock, volatility and other factors including current and expected interest rates, as well as an interest rate related to our secondary market credit spread, which is the implied interest rate at which our conventional fixed rate debt trades in the secondary market.

What determines the economic terms of the notes?

In determining the economic terms of the notes, including the threshold price, we use an internal funding rate, which is likely to be lower than our secondary market credit spreads and therefore advantageous to us. If the issuing, selling, structuring and hedging costs borne by you were lower or if the internal funding rate were higher, one or more of the economic terms of the notes would be more favorable to you.

What is the relationship between the estimated value on the pricing date and the secondary market price of the notes?

The price at which MS & Co. purchases the notes in the secondary market, absent changes in market conditions, including those related to Microsoft Stock, may vary from, and be lower than, the estimated value on the pricing date, because the secondary market price takes into account our secondary market credit spread as well as the bid-offer spread that MS & Co. would charge in a secondary market transaction of this type and other factors. However, because the costs associated with issuing, selling, structuring and hedging the notes are not fully deducted upon issuance, for a period of up to 6 months following the issue date, to the extent that MS & Co. may buy or sell the notes in the secondary market, absent changes in market conditions, including those related to Microsoft Stock, and to our secondary market credit spreads, it would do so based on values higher than the estimated value. We expect that those higher values will also be reflected in your brokerage account statements.

MS & Co. may, but is not obligated to, make a market in the notes, and, if it once chooses to make a market, may cease doing so at any time.

0.25% interest on the notes	We will pay interest on the notes at a rate of 0.25% per annum. Interest will be computed on a 30/360 day-count basis and will be paid on each April 25 and October 25, beginning April 25, 2020; provided that (i) if any scheduled interest payment date is not a business day, we will pay interest on the next business day and (ii) if the maturity date is postponed due to a market disruption event or otherwise, we will pay interest with respect to the maturity date on the maturity date as postponed, but, in each case, interest on that payment will not accrue during the period from and after the scheduled interest payment date.

Payment at maturity	At maturity, for each $1,000 stated principal amount of notes that you hold, you will receive an in cash amount equal to the greater of:
(1) $1,000; and
(2) the alternative redemption amount
where,
alternative redemption amount = $1,000 × [final share price/threshold price]
final share price = the arithmetic average of the closing price of one share of Microsoft Stock times the then-applicable adjustment factor on each of the five averaging dates, threshold price = $188.5347, which is approximately 137% of the initial share price and is therefore significantly higher than the initial share price of $137.6166
and
adjustment factor = 1.0, subject to change upon certain corporate events affecting Microsoft Stock.

Unless the price of Microsoft Stock has appreciated by more than approximately 37% across the five averaging dates, the payment at maturity will equal only $1,000 per note, and you will not receive any positive return on your investment. Additionally, even if the final share price is greater than the threshold price, the payment at maturity will reflect only the appreciation of Microsoft Stock in excess of the threshold price, and that appreciation will be measured in terms of the threshold price, which is significantly greater than the initial share price. See “Hypothetical Payouts on the Notes at Maturity” on PS-7.

You can review the historical prices of Microsoft Stock for the period from January 1, 2014 through October 22, 2019 in the section of this pricing supplement called “Description of Notes—Historical Information.” You cannot predict the future performance of Microsoft Stock based on its historical performance.
The adjustment factor may be changed	During the term of the notes, our affiliate, Morgan Stanley & Co. LLC or its successors, which we refer to as MS & Co., acting as calculation agent, may make changes to the adjustment factor, initially set at 1.0, to reflect the occurrence of certain corporate events relating to Microsoft Stock. You should read about these adjustments in the sections of this pricing supplement called “Risk Factors—The antidilution adjustments the calculation agent is required to make do not cover every event that could affect Microsoft Stock,” “Description of Notes—Adjustment Factor” and “—Antidilution Adjustments.”
You have no shareholder rights	Investing in the notes is not equivalent to investing in Microsoft Stock. As an investor in the notes, you will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to Microsoft Stock. In addition, you do not have the right to exchange your notes for Microsoft Stock at any time.
Postponement of maturity date	If any scheduled averaging date is not a trading day or if a market disruption event occurs on any averaging date so that the final averaging date is postponed and falls less than two business days prior to the scheduled maturity date, the maturity date will be postponed to the second business day following that final averaging date as postponed.
You may revoke your offer to purchase the notes prior to our acceptance	We are using this pricing supplement to solicit from you an offer to purchase the notes. You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the relevant agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any material changes to the terms of the notes, we will notify you.
MS & Co. will be the calculation agent	We have appointed our affiliate, MS & Co., to act as calculation agent for The Bank of New York Mellon, a New York banking corporation, the trustee for our senior notes. As calculation agent, MS & Co. has determined the initial share price and the threshold price, will calculate the interest payable on the notes and will determine the final share price, the payment to you at maturity, whether a market disruption event has occurred and whether to make any adjustments to the adjustment factor.
MS & Co. will be the agent; conflicts of interest	The agent for the offering of the notes, a wholly owned subsidiary of Morgan Stanley and an affiliate of MSFL, which we refer to as MS & Co., will conduct this offering in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account. See “Description of Notes—Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” on PS-26.
No affiliation with Microsoft Corporation	Microsoft Corporation, which we refer to as Microsoft, is not an affiliate of ours and is not involved with this offering in any way. The obligations represented by the notes are obligations of ours and not of Microsoft.

Where you can find more information on the notes	The notes are unsecured securities issued as part of our Series A medium-term note program. You can find a general description of our Series A medium-term note program in the accompanying prospectus supplement dated November 16, 2017 and prospectus dated November 16, 2017. We describe the basic features of this type of note in the section of the prospectus supplement called “Description of Notes— Notes Linked to Commodity Prices, Single Securities, Baskets of Securities or Indices” and in the section of the prospectus called “Description of Debt Securities—Fixed Rate Debt Notes.”
Because this is a summary, it does not contain all of the information that may be important to you. For a detailed description of the terms of the notes, you should read the section of this pricing supplement called “Description of Notes.” You should also read about some of the risks involved in investing in notes in the section of this pricing supplement called “Risk Factors.” The tax and accounting treatment of investments in securities such as the these may differ from that of investments in ordinary debt securities or common stock. See the section of this pricing supplement called “Description of Notes—United States Federal Taxation.” We urge you to consult with your investment, legal, tax, accounting and other advisers with regard to any proposed or actual investment in the notes.

HYPOTHETICAL PAYOUTS ON THE NOTES AT MATURITY

At maturity, for each $1,000 stated principal amount of notes that you hold, you will receive the greater of (1) $1,000 and (2) the alternative redemption amount. The alternative redemption amount will be based on the arithmetic average of the Microsoft Stock closing price on the five averaging dates relative to the threshold prices and will be calculated as follows:

$1,000 × [final share price/threshold price]

In no event will the payment due at maturity be less than the principal amount of $1,000 per note.

The table below illustrates the payment at maturity for each note for a hypothetical range of final share prices and does not cover the complete range of possible payouts at maturity. The table below reflects the initial share price of $137.6166 and the threshold price of $188.5347, which is approximately 137% of the initial share price. Some numbers appearing in the table below have been rounded for ease of analysis.

The payment on the notes at maturity, including the repayment of principal, is subject to our credit risk.

Final Share Price	Final Share Price / Initial Share Price	Stated Principal Amount	Alternative Redemption Amount	Payment at Maturity	Return on $1,000 Note
$275.23	200%	$1,000	$1,459.8543	$1,459.8543	45.99%
$261.47	190%	$1,000	$1,386.8616	$1,386.8616	38.69%
$247.71	180%	$1,000	$1,313.8689	$1,313.8689	31.39%
$233.95	170%	$1,000	$1,240.8762	$1,240.8762	24.09%
$220.19	160%	$1,000	$1,167.8835	$1,167.8835	16.79%
$206.42	150%	$1,000	$1,094.8908	$1,094.8908	9.49%
$192.66	140%	$1,000	$1,021.8980	$1,021.8980	2.19%
$188.53	137%	$1,000	N/A	$1,000	0.00%
$178.90	130%	$1,000	N/A	$1,000	0.00%
$165.14	120%	$1,000	N/A	$1,000	0.00%
$151.38	110%	$1,000	N/A	$1,000	0.00%
$137.62	100%	$1,000	N/A	$1,000	0.00%
$123.85	90%	$1,000	N/A	$1,000	0.00%
$110.09	80%	$1,000	N/A	$1,000	0.00%
$96.33	70%	$1,000	N/A	$1,000	0.00%
$82.57	60%	$1,000	N/A	$1,000	0.00%
$68.81	50%	$1,000	N/A	$1,000	0.00%
$55.05	40%	$1,000	N/A	$1,000	0.00%
$41.28	30%	$1,000	N/A	$1,000	0.00%
$27.52	20%	$1,000	N/A	$1,000	0.00%
$13.76	10%	$1,000	N/A	$1,000	0.00%
$0.00	0%	$1,000	N/A	$1,000	0.00%

As shown in the table above, unless the price of Microsoft Stock has appreciated by more than approximately 37% across the five averaging dates, the payment at maturity will equal only $1,000 per note, and you will not receive any positive return on your investment. Additionally, even if the final share price is greater than the threshold price, the payment at maturity will reflect only the appreciation of Microsoft Stock in excess of the threshold price, and that appreciation will be measured in terms of the threshold price, which is significantly greater than the initial share price.

RISK FACTORS

The notes are not secured debt and are riskier than ordinary debt securities. Investing in the notes is not equivalent to investing in Microsoft Stock. This section describes the most significant risks relating to the notes. For a further discussion of risk factors, please see the accompanying prospectus supplement and prospectus. You should carefully consider whether the notes are suited to your particular circumstances before you decide to purchase them.

The notes may not pay more than the stated principal amount at maturity	If the final share price, as calculated on the five averaging dates, is less than or equal to the threshold price, which is significantly higher than the initial share price, you will receive only the stated principal amount of $1,000 for each note you hold at maturity. As the notes only pay interest at a below-market rate of 0.25% per annum, if Microsoft Stock does not appreciate sufficiently above the threshold price over the term of the notes, the overall return on the notes (the effective yield to maturity) will be less than the amount that would be paid on a conventional debt security of ours of comparable maturity. The notes have been designed for investors who are willing to forgo market floating interest rates in exchange for a potential alternative redemption amount based upon any appreciation of Microsoft Stock beyond the threshold price across the five averaging dates.
The payment at maturity will reflect only any appreciation of Microsoft Stock to the extent that the final share price exceeds the threshold price, which is significantly greater than the initial share price	Unless the price of Microsoft Stock has appreciated by more than approximately 37% across the five averaging dates, the payment at maturity will equal only $1,000 per note, and you will not receive any positive return on your investment. Additionally, even if the final share price is greater than the threshold price, the payment at maturity will reflect only the appreciation of Microsoft Stock in excess of the threshold price, and that appreciation will be measured in terms of the threshold price, which is significantly greater than the initial share price. For example, taking into account the threshold price of approximately 137% of the initial share price, if the final share price were equal to 150% of the initial share price, the payment at maturity would be only $1,094.89 per note, for a return of 9.489%, even though Microsoft Stock would have appreciated by 50% from the initial share price.
The notes are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the notes	You are dependent on our ability to pay all amounts due on the notes at maturity and therefore you are subject to our credit risk. If we default on our obligations under the notes, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the notes prior to maturity will be affected by changes in the market’s view of our creditworthiness. Any actual or anticipated decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the market value of the notes.
As a finance subsidiary, MSFL has no independent operations and will have no independent assets	As a finance subsidiary, MSFL has no independent operations beyond the issuance and administration of its securities and will have no independent assets available for distributions to holders of MSFL securities if they make claims in respect of such securities in a bankruptcy, resolution or similar proceeding. Accordingly, any recoveries by such holders will be limited to those available under the related guarantee by Morgan Stanley and that guarantee will rank pari passu with all other unsecured, unsubordinated obligations of Morgan Stanley. Holders will have recourse only to a single claim against Morgan Stanley and its assets under the guarantee. Holders of notes issued by MSFL should accordingly assume that in any such proceedings they would not have any priority over and should be treated pari passu with the claims of other unsecured, unsubordinated creditors of Morgan Stanley, including holders of Morgan Stanley-issued securities.

The market price of the notes may be influenced by many unpredictable factors	Several factors, many of which are beyond our control, will influence the value of the notes in the secondary market and the price at which MS & Co. may be willing to purchase or sell the notes in the secondary market. We expect that, generally, the trading price of Microsoft Stock on any day (including in relation to the threshold price) will affect the value of the notes more than any other single factor. Other factors that may influence the value of the notes include:
• the volatility (frequency and magnitude of changes in price) of Microsoft Stock;

•       geopolitical conditions and economic, financial, political, regulatory or judicial events that affect Microsoft Stock or stock markets generally and which may affect Microsoft and the price of Microsoft Stock;

• interest and yield rates in the market;
• the dividend rate on Microsoft Stock, if any;
• the time remaining until the notes mature;
• the occurrence of certain events affecting Microsoft Stock that may or may not require an adjustment to the adjustment factor; and
• any actual or anticipated changes in our credit ratings or credit spreads.
Generally, the longer the time remaining to maturity, the more the market price of the notes will be affected by the other factors described above. Some or all of these factors will influence the price that you will receive if you sell your notes prior to maturity. For example, you may have to sell your notes at a substantial discount from the stated principal amount of $1,000 per note if the closing price of Microsoft Stock at the time of sale is at, below or not sufficiently above its initial share price, or if market interest rates rise. You cannot predict the future performance of Microsoft Stock based on its historical performance. The final share price of Microsoft Stock may be at or below the threshold price so that you will receive only the stated principal amount at maturity.

The payment at maturity is based on the arithmetic average of the closing price on each of the five averaging dates, and therefore the return amount may be less than if it were based solely on the closing price on the final averaging date

The payment at maturity will be calculated by reference to the average of the closing price on each of the five averaging dates. Therefore, in calculating the final share price, positive performance of Microsoft Stock as of some averaging dates may be moderated, or wholly offset, by lesser or negative performance as of other averaging dates. Similarly, the final share price, calculated based on the closing price on each of the five averaging dates, may be less than the closing price on the final averaging date, and as a result, the amount you receive at maturity may be less than if it were based solely on the closing price on the final averaging date.
The notes will not be listed on any securities exchange and secondary trading may be limited	The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. MS & Co. may, but is not obligated to, make a market in the notes and, if it once chooses to make a market, may cease doing so at any time. When it does make a market, it will generally do so for transactions of routine secondary market size at prices based on its estimate of the current value of the notes, taking into account its bid/offer spread, our credit spreads, market volatility, the notional size of the proposed sale, the cost of unwinding any related hedging positions, the time remaining to maturity and the likelihood that it will be able to resell the notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Since other broker-dealers may not participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact.  If, at any time, MS & Co. were to cease making a market in the notes, it is likely that there would be no secondary market for the notes.  Accordingly, you should be willing to hold your notes to maturity.

The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the notes in the original issue price reduce the economic terms of the notes, cause the estimated value of the notes to be less than the original issue price and will adversely affect secondary market prices

Assuming no change in market conditions or any other relevant factors, the prices, if any, at which dealers, including MS & Co., may be willing to purchase the notes in secondary market transactions will likely be significantly lower than the original issue price, because secondary market prices will exclude the issuing, selling, structuring and hedging-related costs that are included in the original issue price and borne by you and because the secondary market prices will reflect our secondary market credit spreads and the bid-offer spread that any dealer would charge in a secondary market transaction of this type as well as other factors.

The inclusion of the costs of issuing, selling, structuring and hedging the notes in the original issue price and the lower rate we are willing to pay as issuer make the economic terms of the notes less favorable to you than they otherwise would be.

However, because the costs associated with issuing, selling, structuring and hedging the notes are not fully deducted upon issuance, for a period of up to 6 months following the issue date, to the extent that MS & Co. may buy or sell the notes in the secondary market, absent changes in market conditions, including those related to Microsoft Stock, and to our secondary market credit spreads, it would do so based on values higher than the estimated value, and we expect that those higher values will also be reflected in your brokerage account statements.

The estimated value of the notes is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price

These pricing and valuation models are proprietary and rely in part on subjective views of certain market inputs and certain assumptions about future events, which may prove to be incorrect.  As a result, because there is no market-standard way to value these types of notes, our models may yield a higher estimated value of the notes than those generated by others, including other dealers in the market, if they attempted to value the notes.  In addition, the estimated value on the pricing date does not represent a minimum or maximum price at which dealers, including MS & Co., would be willing to purchase your notes in the secondary market (if any exists) at any time.  The value of your notes at any time after the date of this pricing supplement will vary based on many factors that cannot be predicted with accuracy, including our creditworthiness and changes in market conditions.  See also “The market price of the notes may be influenced by many unpredictable factors” above.

Morgan Stanley is not affiliated with Microsoft Corporation

Microsoft Corporation, which we refer to as Microsoft, is not an affiliate of ours and is not involved with this offering in any way.  Consequently, we have no ability to control the actions of Microsoft, including any corporate actions of the type that would require the calculation agent to adjust the payout to you at maturity.  Microsoft has no obligation to consider your interests as an investor in the notes in taking any corporate actions that might affect the value of your notes.  None of the money you pay for the notes will go to Microsoft.

We may engage in business with or involving Microsoft without regard	We or our affiliates may presently or from time to time engage in business with Microsoft without regard to your interests, including extending loans to, or making equity investments in, Microsoft or its affiliates or subsidiaries or providing advisory to your interests

services to Microsoft, such as merger and acquisition advisory services.  In the course of our business, we or our affiliates may acquire non-public information about Microsoft.  Neither we nor any of our affiliates undertakes to disclose any such information to you.  In addition, we or our affiliates from time to time have published and in the future may publish research reports with respect to Microsoft Stock.  These research reports may or may not recommend that investors buy or hold Microsoft Stock.

You have no shareholder rights

Investing in the notes is not equivalent to investing in Microsoft Stock.  As an investor in the notes, you will not have voting rights or the right to receive dividends or other distributions or any other rights with respect to Microsoft Stock.

The antidilution adjustments the calculation agent is required to make do not cover every corporate event that could affect Microsoft Stock

MS & Co., as calculation agent, will adjust the adjustment factor for certain corporate events affecting Microsoft Stock, such as stock splits and stock dividends, and for certain other corporate actions involving Microsoft Stock.  However, the calculation agent will not make an adjustment for every corporate event or every distribution that could affect Microsoft Stock.  If an event occurs that does not require the calculation agent to adjust the adjustment factor, the market price of the notes may be materially and adversely affected.  The determination by the calculation agent to adjust, or not to adjust, an adjustment factor may materially and adversely affect the market price of the notes.

The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the notes

As calculation agent, MS & Co. has determined the initial share price and the threshold price, will calculate the interest payable on the notes and will determine the final share price and whether a market disruption event has occurred or any antidilution adjustment will be made, and will calculate the amount of cash you will receive at maturity.  Moreover, certain determinations made by MS & Co., in its capacity as calculation agent, may require it to exercise discretion and make subjective judgments, such as with respect to the occurrence or non-occurrence of market disruption events and the calculation of the final share price (and of any antidilution adjustments).  These potentially subjective determinations may adversely affect the payout to you at maturity.  For further information regarding these types of determinations, see “Description of Notes—Closing Price,” “—Final Share Price,” “—Averaging Dates,” “—Trading Day,” “—Calculation Agent,” “—Market Disruption Event,” “—Antidilution Adjustments” and “—Alternate Exchange Calculation in Case of an Event of Default.”  In addition, MS & Co. has determined the estimated value of the notes on the pricing date.

Hedging and trading activity by our affiliates could potentially adversely affect the value of the notes	One or more of our affiliates and/or third-party dealers have carried out, and will continue to carry out, hedging activities related to the notes (and to other instruments linked to Microsoft Stock), including trading in Microsoft Stock and in options contracts on Microsoft Stock, as well as in other instruments related to Microsoft Stock. As a result, these entities may be unwinding or adjusting hedge positions during the term of the notes, and the hedging strategy may involve greater and more frequent dynamic adjustments to the hedge as the averaging dates approach. Some of our affiliates also trade Microsoft Stock and other financial instruments related to Microsoft Stock on a regular basis as part of their general broker-dealer and other businesses. Any of these hedging or trading activities on or prior to October 22, 2019 could have increased the initial share price, and, therefore, could have increased the threshold price, which is the price above which Microsoft Stock must close on the averaging dates before an investor would receive a payment at maturity that exceeds the stated principal amount. Additionally, such hedging or trading activities during the term of the notes, including on the averaging dates, could adversely affect the closing price of Microsoft Stock, and, accordingly, the amount of cash you will receive at maturity.

DESCRIPTION OF NOTES

Terms used but not defined herein have the meanings given to such terms in the accompanying prospectus supplement. The term “Note” refers to each $1,000 Stated Principal Amount of the Cash-Settled Equity-Linked Notes due October 25, 2024 Based on the Performance of the Common Stock of Microsoft Corporation (“Microsoft Stock”).

Aggregate Principal Amount	$
Pricing Date	October 23, 2019
Original Issue Date (Settlement Date)	October 25, 2019 (2 Business Days after the Pricing Date)
Maturity Date

October 25, 2024; provided that, if any scheduled Averaging Date is not a Trading Day or if a Market Disruption Event occurs on any Averaging Date so that the Final Averaging Date is postponed and falls less than two business days prior to the scheduled Maturity Date, the Maturity Date will be postponed to the second business day following that Final Averaging Date as postponed.  See “—Averaging Dates” below.

Interest Accrual Date	October 25, 2019
Issue Price	$1,000 per Note
Stated Principal Amount	$1,000 per Note
Denominations	$1,000 and integral multiples thereof
CUSIP Number	61769HE43
ISIN Number	61769HE433
Interest Rate	0.25% per annum, computed on a 30/360 day-count basis.
Interest Payment Dates	Each April 25 and October 25, beginning April 25, 2020.

(i) If any scheduled Interest Payment Date is not a Business Day, we will pay interest on the next Business Day and (ii) if the Maturity Date is postponed due to a Market Disruption Event or otherwise, we will pay interest with respect to the Maturity Date on the Maturity Date as postponed, but, in each case, interest on that payment will not accrue during the period from and after the scheduled Interest Payment Date.

Record Dates

The “record date” for any Interest Payment Date is the date one Business Day prior to such Interest Payment Date; provided, however, that any interest payable at maturity or upon acceleration of the Notes shall be payable to the person to whom the Payment at Maturity or payment upon acceleration shall be payable.

Specified Currency	U.S. dollars
Payment at Maturity	At maturity, we will pay with respect to each $1,000 Stated Principal Amount of Notes an amount in cash equal to the greater of:

     (1) $1,000; and

     (2) the Alternative Redemption Amount.

In no event will the Payment at Maturity be less than $1,000 per Note.

We shall, or shall cause the Calculation Agent to, (i) provide written notice to the Trustee and to The Depository Trust Company, which we refer to as DTC, of the amount of cash to be delivered with respect to each $1,000 Stated Principal Amount of the Notes, on or prior to 10:30 a.m. (New York City time) on the Business Day preceding the Maturity Date, and (ii) deliver the aggregate cash amount, if any, due with respect to the Notes to the Trustee for delivery to DTC, as holder of the Notes, on the Maturity Date. We expect such amount of cash, if any, will be distributed to investors on the Maturity Date in accordance with the standard rules and procedures of DTC and its direct and indirect participants. See “—Book Entry Note or Certificated Note” below, and see “Forms of Notes—The Depositary” in the accompanying prospectus.

Alternative Redemption Amount	(1) $1,000 multiplied by (2) a ratio determined by dividing the Final Share Price by the Threshold Price, calculated as follows:

   $1,000 × [Final Share Price/Threshold Price]

Unless the price of Microsoft Stock has appreciated by more than approximately 37% across the Averaging Dates, the Payment at Maturity will equal only $1,000 per Note, and you will not receive any positive return on your investment. Additionally, even if the Final Share Price is greater than the Threshold Price, the Payment at Maturity will reflect only the appreciation of Microsoft Stock in excess of the Threshold Price, and that appreciation will be measured in terms of the Threshold Price, which is significantly greater than the Initial Share Price.

Initial Share Price	$137.6166
Threshold Price	$188.5347, which is approximately 137% of the Initial Share Price.
Closing Price	Subject to the provisions set out under “—Antidilution Adjustments” below, the Closing Price for one share of Microsoft Stock (or one unit of any other security for which a Closing Price must be determined) on any Trading Day (as defined below) means:

•	if Microsoft Stock (or any such other security) is listed on a national securities exchange (other than The Nasdaq Stock Market LLC (the “Nasdaq”)), the last reported sale price, regular way, of the principal trading session on such day on the principal national securities exchange registered under the Notes Exchange Act of 1934, as amended (the “Exchange Act”), on which Microsoft Stock (or any such other security) is listed,

•	if Microsoft Stock (or any such other security) is a security of the Nasdaq, the official closing price published by the Nasdaq on such day, or

•	if Microsoft Stock (or any such other security) is not listed on any national securities exchange but is included in the OTC Bulletin Board Service (the “OTC Bulletin Board”) operated by the Financial Industry Regulatory Authority, Inc. (“FINRA”), the last reported sale price of the principal trading session on the OTC Bulletin Board on such day.

If Microsoft Stock (or any such other security) is listed on any national securities exchange but the last reported sale price or the official closing price published by the Nasdaq, as applicable, is not available pursuant to the preceding sentence, then the Closing Price for one share of Microsoft Stock (or one unit of any such other security) on any Trading Day will mean the last reported sale price of the principal trading session on the over-the-counter market as reported on the Nasdaq or the OTC Bulletin Board on such day. If a Market Disruption Event (as defined below) occurs with respect to Microsoft Stock (or any such other security) or the last reported sale price or the official closing price published by the Nasdaq, as applicable, for Microsoft Stock (or any such other security) is not available pursuant to either of the two preceding sentences, then the Closing Price for any Trading Day will be the mean, as determined by the Calculation Agent, of the bid prices for Microsoft Stock (or any such other security) for such Trading Day obtained from as many recognized dealers in such security, but not exceeding three, as will make such bid prices available to the Calculation Agent. Bids of Morgan Stanley & Co. LLC (“MS & Co.”) and its successors or any of its affiliates may be included in the calculation of such mean, but only to the extent that any such bid is the highest of the bids obtained. If no bid prices are provided from any third-party dealers, the Closing Price shall be determined by the Calculation Agent in its sole and absolute discretion (acting in good faith) taking into account any information that it deems relevant. The term “OTC Bulletin Board Service” will include any successor service thereto, or, if applicable, the OTC Reporting Facility operated by FINRA. See “—Alternate Exchange Calculation in Case of an Event of Default” and “—Antidilution Adjustments” below.

Final Share Price	The arithmetic average of the Closing Price of one share of Microsoft Stock times the then-applicable Adjustment Factor on each of the Averaging Dates, as determined by the Calculation Agent.
Adjustment Factor	1.0, subject to adjustment in the event of certain corporate events affecting Microsoft Stock. See “—Antidilution Adjustments” below.
Averaging Dates	October 17, 2024, October 18, 2024, October 21, 2024, October 22, 2024 and October 23, 2024.

The Final Share Price shall be determined on the last Averaging Date to occur, which shall be referred to as the “Final Averaging Date.”

If a scheduled Averaging Date is not a Trading Day, the Closing Price in respect of such Averaging Date shall be the Closing Price on the next succeeding Trading Day. Each succeeding Averaging Date will then be the next Trading Day following the preceding Averaging Date as postponed; provided that if a Market Disruption Event relating to the Microsoft Stock occurs on an Averaging Date, the Closing Price for such Averaging Date shall be determined in accordance with the next succeeding paragraph.

If a Market Disruption Event relating to Microsoft Stock occurs on any scheduled Averaging Date, the Calculation Agent shall calculate the Closing Price using as a price the Closing Price on the first succeeding Trading Day on which no Market Disruption Event is existing with respect to Microsoft Stock, and each Averaging Date will then be the next Trading Day on which no Market Disruption Event occurs with respect to Microsoft Stock following the preceding Averaging Date as postponed; provided that, if a Market Disruption Event occurs with respect to Microsoft Stock on each of the five Trading Days immediately succeeding such Averaging Date, the Calculation Agent shall use a price for Microsoft Stock equal to the arithmetic mean, as determined by the Calculation Agent on the fifth Trading Day immediately succeeding such Averaging Date, of the prices of the Microsoft Stock determined by at least three independent leading dealers, selected by the Calculation Agent, in the underlying market for Microsoft Stock, taking into consideration the latest available quote for Microsoft Stock and any other information in good faith deemed relevant by such dealers. Quotations of MS &Co. or any of its affiliates may be included in the calculation of such mean, but only to the extent that any such bid is the highest of the quotations obtained. In the event prices from at least three dealers are not obtained, the Calculation Agent shall make a good faith estimate of the price of Microsoft Stock and, using that price, determine the Closing Price.

Trading Day

A day, as determined by the Calculation Agent, on which trading is generally conducted on the New York Stock Exchange, the Nasdaq, the Chicago Mercantile Exchange and the Chicago Board of Options Exchange and in the over-the-counter market for equity securities in the United States.

Book Entry Note or Certificated Note	Book Entry. The Notes will be issued in the form of one or more fully registered global securities which will be deposited with, or on behalf of, DTC and will be registered in the name of a nominee of DTC. DTC’s nominee will be the only registered holder of the Notes. Your beneficial interest in the Notes will be evidenced solely by entries on the books of the notes intermediary acting on your behalf as a direct or indirect participant in DTC. In this pricing supplement, all references to actions taken by “you” or to be taken by “you” refer to actions taken or to be taken by DTC and its participants acting on your behalf, and all references to payments or notices to you will mean payments or notices to DTC, as the registered holder of the Notes, for distribution to participants in accordance with DTC’s procedures. For more information regarding DTC and book-entry securities, please read “Forms of Notes—The Depositary” and “Forms of Notes—Global Notes—Registered Global Notes” in the accompanying prospectus.

Trustee	The Bank of New York Mellon, a New York banking corporation
Agent	MS & Co. and its successors
Calculation Agent	MS & Co. and its successors

All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you, the Trustee and us.

All calculations and determinations with respect to the Payment at Maturity will be made by the Calculation Agent and will be rounded to the nearest one hundred-thousandth, with five one-millionths rounded upward (e.g., .876545 would be rounded to .87655); all dollar amounts related to determination of the amount of cash payable per Note will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (e.g., .76545 would be rounded up to .7655); and all dollar amounts paid on the aggregate number of Notes will be rounded to the nearest cent, with one-half cent rounded upward.

Because the Calculation Agent is our affiliate, the economic interests of the Calculation Agent and its affiliates may be adverse to your interests as an investor in the Notes, including with respect to certain determinations and judgments that the Calculation Agent must make in determining the Initial Share Price, Threshold Price, the Final Share Price, the Payment at Maturity, whether to make any adjustments to the Adjustment Factor or whether a Market Disruption Event has occurred. See “—Alternate Exchange Calculation in Case of an Event of Default,” “—Market Disruption Event” and “—Antidilution Adjustments.” MS & Co. is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.

Market Disruption Event	Market Disruption Event means, with respect to Microsoft Stock:

(i) the occurrence or existence of:

(a) a suspension, absence or material limitation of trading of Microsoft Stock on the primary market for Microsoft Stock for more than two hours of trading or during the one-half hour period preceding the close of the principal trading session in such market, or

(b) a breakdown or failure in the price and trade reporting systems of the primary market for Microsoft

Stock as a result of which the reported trading prices for Microsoft Stock during the last one-half hour preceding the close of the principal trading session in such market are materially inaccurate, or

(c) the suspension, absence or material limitation of trading on the primary market for trading in options contracts related to Microsoft Stock, if available, during the one-half hour period preceding the close of the principal trading session in the applicable market, in each case as determined by the Calculation Agent in its sole discretion; and

(ii) a determination by the Calculation Agent in its sole discretion that any event described in clause (i) above materially interfered with our ability or the ability of any of our affiliates to unwind or adjust all or a material portion of the hedge position with respect to the Notes.

For purposes of determining whether a Market Disruption Event has occurred: (1) a limitation on the hours or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange or market, (2) a decision to permanently discontinue trading in the relevant options contract will not constitute a Market Disruption Event, (3) a suspension of trading in options contracts on Microsoft Stock by the primary securities market trading in such options, if available, by reason of (x) a price change exceeding limits set by such securities exchange or market, (y) an imbalance of orders relating to such contracts or (z) a disparity in bid and ask quotes relating to such contracts will constitute a suspension, absence or material limitation of trading in options contracts related to Microsoft Stock and (4) a suspension, absence or material limitation of trading on the primary securities market on which options contracts related to Microsoft Stock are traded will not include any time when such securities market is itself closed for trading under ordinary circumstances.

Antidilution Adjustments	The Adjustment Factor will be adjusted as follows:

1. If Microsoft Stock is subject to a stock split or reverse stock split, then once such split has become effective, the Adjustment Factor will be adjusted to equal the product of the prior Adjustment Factor and the number of shares issued in such stock split or reverse stock split with respect to one share of Microsoft Stock.

2. If Microsoft Stock is subject (i) to a stock dividend (issuance of additional shares of Microsoft Stock) that is given ratably to all holders of shares of Microsoft Stock or (ii) to a distribution of Microsoft Stock as a result of the triggering of any provision of the corporate charter of Microsoft Corporation (“Microsoft”), then once the dividend has become effective and Microsoft Stock is trading ex-dividend, the Adjustment Factor will be adjusted so that the new Adjustment Factor shall equal the prior Adjustment Factor plus the product of (i) the number of shares issued with respect to one share of Microsoft Stock and (ii) the prior Adjustment Factor.

3. If Microsoft issues rights or warrants to all holders of Microsoft Stock to subscribe for or purchase Microsoft Stock at an exercise price per share less than the Closing Price of Microsoft Stock on both (i) the date the exercise price of such rights or warrants is determined and (ii) the expiration date of such rights or warrants, and if the expiration date of such rights or warrants precedes the maturity of the Notes, then the Adjustment Factor will be adjusted to equal the product of the prior Adjustment Factor and a fraction, the numerator of which shall be the number of shares of Microsoft Stock outstanding immediately prior to the issuance of such rights or warrants plus the number of additional shares of Microsoft Stock offered for subscription or purchase pursuant to such rights or warrants and the denominator of which shall be the number of shares of Microsoft Stock outstanding immediately prior to the issuance of such rights or warrants plus the number of additional shares of Microsoft Stock which the aggregate offering price of the total number of shares of Microsoft Stock so offered for subscription or purchase pursuant to such rights or warrants would purchase at the closing price on the expiration date of such rights or warrants, which shall be determined by multiplying such total number of shares offered by the exercise price of such rights or warrants and dividing the product so obtained by such closing price.

4. The following adjustments to the Adjustment Factor will be made to reflect all ordinary cash dividends with respect to Microsoft Stock (“Ordinary Dividends”) with an ex-dividend date during the period set forth below that have a value greater or less than the applicable Base Dividend (as defined below); provided that, if Microsoft Corporation effects a change in the periodicity of its dividend payments (e.g. from quarterly payments to semi-annual payments) (a “Payment Period Adjustment”), the Calculation Agent will make a corresponding adjustment to the Base Dividend and the timing of any Ordinary Dividend adjustment pursuant to this paragraph 4. Ordinary Dividends do not include any distributions described in paragraph 2 and clauses (i), (iv) and (v) of the first sentence of paragraph 6 nor Extraordinary Dividends as defined in paragraph 5. If any Ordinary Dividend with respect to Microsoft Stock has an “ex-dividend date” (that is, the day on and after which transactions in Microsoft Stock on an organized securities exchange or trading system no longer carry the right to receive that cash dividend or other distributions) on or after the Trading Day immediately following the Pricing Date of the Notes and on or prior to the Final Averaging Date, the Adjustment Factor with respect to Microsoft Stock will be adjusted on the ex-dividend date for such Ordinary Dividend so that the new Adjustment Factor will equal the product of (i) the prior Adjustment Factor and (ii) a fraction, the numerator of which is the Closing Price of Microsoft Stock on the Trading Day preceding the ex-dividend date for the payment of such cash dividend or other cash distribution (such Closing Price, the “Base Closing Price”) and the denominator of which is (x) the sum of the Base Closing Price and the applicable Base Dividend less (y) the amount of such Ordinary Dividend. If Microsoft Corporation declares that it will pay no dividend in any quarter, other than in connection with a Payment Period Adjustment, an adjustment will be made in accordance with this paragraph 4 on the date corresponding to the ex-dividend date in the immediately prior dividend payment period during which an ordinary cash dividend was paid.

“Base Dividend” means, with respect to each expected ex-dividend date specified below, the corresponding amount set forth in the table below; provided that each Base Dividend is subject to adjustment for any subsequent corporate event requiring an adjustment hereunder, such as a stock split or reverse stock split.

Expected ex-dividend date	Base Dividend
November 20, 2019	$0.51
February 19, 2020	$0.51
May 20, 2020	$0.51
August 19, 2020	$0.51
November 18, 2020	$0.51
February 17, 2021	$0.51
May 19, 2021	$0.51
August 18, 2021	$0.51
November 17, 2021	$0.51
February 16, 2022	$0.51
May 18, 2022	$0.51
August 18, 2022	$0.51
November 17, 2022	$0.51
February 16, 2023	$0.51
May 18, 2023	$0.51
August 18, 2023	$0.51
November 17, 2023	$0.51
February 16, 2024	$0.51
May 17, 2024	$0.51
August 19, 2024	$0.51

5. Subject to the last sentence of this paragraph, if any cash dividend or distribution of such other property with respect to Microsoft Stock includes an Extraordinary Dividend, the Adjustment Factor with respect to Microsoft Stock will be adjusted on the ex-dividend date so that the new Adjustment Factor will equal the product of (i) the prior Adjustment Factor and (ii) a fraction, the numerator of which is the Base Closing Price, and the denominator of which is the amount by which the Base Closing Price exceeds the Extraordinary Dividend. “Extraordinary Dividend” means each of (a) the full amount per share of Microsoft Stock of any cash dividend or special dividend or distribution that is identified by Microsoft as an extraordinary or special dividend or distribution and (b) the full cash value of any non-cash dividend or distribution per share of Microsoft Stock. A distribution on Microsoft Stock described in clause (i), (iv) or (v) of the first sentence of paragraph 6 below shall cause an adjustment to the Adjustment Factor pursuant only to clause (i), (iv) or (v) of the first sentence of paragraph 6, as applicable.

6. If (i) there occurs any reclassification or change of Microsoft Stock, including, without limitation, as a result of the issuance of any tracking stock by Microsoft, (ii) Microsoft or any surviving entity or subsequent surviving entity of Microsoft (the “Successor Corporation”) has been subject to a merger, combination or consolidation and is not the surviving entity, (iii) any statutory exchange of securities of Microsoft or any Successor Corporation with another corporation occurs (other than pursuant to clause (ii) above), (iv) Microsoft is liquidated, (v) Microsoft issues to all of its shareholders equity securities of an issuer other than Microsoft (other than in a transaction described in clause (ii), (iii) or (iv) above) (a “Spin-Off Event”) or (vi) a tender or exchange offer or going-private transaction is consummated for all the outstanding shares of Microsoft Stock (any such event in clauses (i) through (vi), a “Reorganization Event”), the method of determining the Payment at Maturity for each Stated Principal Amount shall be determined in accordance with “—Payment at Maturity” above, except that all references to the “Final Share Price” therein shall be deemed to refer to the “Final Exchange Property Value” (as defined below).

“Final Exchange Property Value” means the average of the Exchange Property Value on each of the Averaging Dates.

The “Exchange Property Value” means the product of:

(a) the sum of:

(i) the Closing Price of one share of any securities composing the Exchange Property on the relevant day multiplied by the number of units of the applicable securities received for each share of Microsoft Stock; and

(ii) the aggregate cash amount of any Exchange Property; and

(b) the then-current Adjustment Factor.

“Exchange Property” means any shares of Microsoft Stock that continue to be held by the holders of Microsoft Stock and any securities, cash or any other assets distributed to holders of Microsoft Stock with respect to one share of Microsoft Stock in, or as a result of, a Reorganization Event.

For purposes of paragraph 6 above, in the case of a consummated tender or exchange offer or going-private transaction involving consideration of particular types, Exchange Property shall be deemed to include the amount of cash or other property delivered by the offeror in the tender or exchange offer (in an amount determined on the basis of the rate of exchange in such tender or exchange offer or going-private transaction). In the event of a tender or exchange offer or a going-private transaction with respect to Exchange Property in which an offeree may elect to receive cash or other property, Exchange Property shall be deemed to include the kind and amount of cash and other property received by offerees who elect to receive cash. For the avoidance of doubt, no interest will accrue on any Exchange Property.

In the event that Exchange Property consists of securities, those securities will, in turn, be subject to the anti-dilution adjustments set forth in paragraphs 1 through 6.

Following the occurrence of any Reorganization Event referred to in paragraph 6 above, all references herein to “Microsoft Stock” shall be deemed to refer to the Exchange Property, and references to a “share” or “shares” of Microsoft Stock shall be deemed to refer to the applicable unit or units of such Exchange Property, unless the context otherwise requires.

No adjustment to the Adjustment Factor shall be required unless such adjustment would require a change of at least 0.1% in the Adjustment Factor then in effect. The Adjustment Factor resulting from any of the adjustments specified above shall be rounded to the nearest one hundred-thousandth, with five one-millionths rounded upward. Adjustments to the Adjustment Factor shall be made up to the close of business on the Final Averaging Date.

No adjustments to the Adjustment Factor or method of calculating the Adjustment Factor will be required other than those specified above. The adjustments specified above do not cover all events that could affect the closing price of Microsoft Stock, including, without limitation, a partial tender or exchange offer for Microsoft Stock.

The Calculation Agent shall be solely responsible for the determination and calculation of any adjustments to the Adjustment Factor or method of calculating the Exchange Property Value and of any related determinations and calculations with respect to any distributions of stock, other securities or other property or assets (including cash) in connection with any corporate event described in paragraphs 1 through 6 above, and its determinations and calculations with respect thereto shall be conclusive in the absence of manifest error.

The Calculation Agent will provide information as to any adjustments to the Adjustment Factor, or to the method of calculating the amount payable at maturity of the Notes made pursuant to paragraph 6 above, upon written request by any investor in the Notes.

Alternate Exchange Calculation

in Case of an Event of Default

If an Event of Default with respect to the Notes will have occurred and be continuing, the amount declared due and payable upon any acceleration of the Notes (the “Acceleration Amount”) will be an amount, determined by the Calculation Agent in its sole discretion, that is equal to (i) the Payment at Maturity as described herein, calculated as if the date of acceleration was the Final Averaging Date, plus (ii) accrued and unpaid interest.  The Trading Days immediately preceding the date of acceleration (in such number equal to one less than the number of Averaging Dates) will be the corresponding remaining Averaging Dates.

Microsoft Stock; Public Information	Microsoft Corporation develops, licenses and supports a range of software products and services, designs, manufactures and sells devices and delivers online advertising to a global customer audience. Microsoft Stock is registered under the Exchange Act. Companies with securities registered under the Exchange Act are required to file periodically certain financial and other information specified by the Securities and Exchange Commission (the “Commission”). Information provided to or filed with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1580, 100 F Street, N.E., Washington, D.C. 20549, and copies of such material can be obtained from the Public Reference Section of the Commission, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. In addition, information provided to or filed with the Commission electronically can be accessed through a website maintained by the Commission. The address of the Commission’s website is.www.sec.gov. Information provided to or filed with the Commission by Microsoft Corporation pursuant to the Exchange Act can be located by reference to Commission file number 001-37845. In addition, information regarding Microsoft Corporation may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. We make no representation or warranty as to the accuracy or completeness of such information.

This pricing supplement relates only to the Notes offered hereby and does not relate to Microsoft Stock or other securities of Microsoft. We have derived all disclosures contained in this pricing supplement regarding Microsoft from the publicly available documents described in the preceding paragraph. In connection with the offering of the Notes, neither we nor the Agent has participated in the preparation of such documents or made any due diligence inquiry with respect to Microsoft in connection with the offering of the Notes. Neither we nor the Agent makes any representation that such publicly available documents are or any other publicly available information regarding Microsoft is accurate or complete. Furthermore, we cannot give any assurance that all events occurring prior to the date hereof (including events that would affect the accuracy or completeness of the publicly available documents described in the preceding paragraph) that would affect the trading price of Microsoft Stock (and therefore the price of Microsoft Stock at the time we price the Notes) have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning Microsoft could affect the value received at maturity with respect to the Notes and therefore the trading prices of the Notes.

Neither we nor any of our affiliates makes any representation to you as to the performance of Microsoft Stock.

We and/or our affiliates may presently or from time to time engage in business with Microsoft, including extending loans to, or making equity investments in, Microsoft or providing advisory services to Microsoft, including merger and acquisition advisory services. In the course of such business, we and/or our affiliates may acquire non-public information with respect to Microsoft, and neither we nor any of our affiliates undertakes to disclose any such information to you. In addition, one or more of our affiliates may publish research reports with respect to Microsoft, and the reports may or may not recommend that investors buy or hold Microsoft Stock. As a prospective purchaser of the Notes, you should undertake an independent investigation of Microsoft as in your judgment is appropriate to make an informed decision with respect to an investment in Microsoft Stock.

Historical Information	The following table sets forth the published high and low Closing Prices of, as well as dividends on, Microsoft Stock for each quarter in the period from January 1, 2014 through October 22, 2019. The Closing Price of Microsoft Stock on October 22, 2019 was $137.6166. We obtained the information in the table below from Bloomberg Financial Markets, without independent verification. The historical prices of Microsoft Stock should not be taken as an indication of future performance, and no assurance can be given as to the Closing Price of Microsoft Stock on the Averaging Dates.

If the Final Share Price is less than or equal to the Threshold Price, you will receive only the Stated Principal Amount at maturity, without any positive return on the Notes.

   Microsoft Corporation

   Historical High, Low and Period End Closing Prices

   January 1, 2014 through October 22, 2019

	High ($)	Low ($)	Dividends ($)
2014
First Quarter	40.99	34.98	0.28
Second Quarter	42.25	39.06	0.28
Third Quarter	47.52	41.67	0.28
Fourth Quarter	49.61	42.74	0.31
2015
First Quarter	47.59	40.40	0.31
Second Quarter	49.16	40.29	0.31
Third Quarter	47.58	40.47	0.31
Fourth Quarter	56.55	44.61	0.36
2016
First Quarter	55.23	49.28	0.36
Second Quarter	56.46	48.43	0.36
Third Quarter	58.30	51.16	0.36
Fourth Quarter	63.62	56.92	0.39
2017
First Quarter	65.86	62.30	0.39
Second Quarter	72.52	64.95	0.39
Third Quarter	75.44	68.17	0.39
Fourth Quarter	86.85	74.26	0.42
2018
First Quarter	96.77	85.01	0.42
Second Quarter	102.49	88.52	0.42
Third Quarter	114.67	99.05	0.42
Fourth Quarter	115.61	94.13	0.46
2019
First Quarter	120.22	97.40	0.46
Second Quarter	137.78	119.02	0.46
Third Quarter	141.34	132.21	0.46
Fourth Quarter (through October 22, 2019)	141.58	134.65	0.51

The following graph shows the daily Closing Prices of Microsoft Stock from January 1, 2014 through October 22, 2019. We obtained the information in the graph below from Bloomberg Financial Markets, without independent verification. The historical Closing Prices should not be taken as an indication of future performance, and no assurance can be given as to the Closing Price on the Averaging Dates.

          Historical Daily Closing Prices of Microsoft Corporation

          January 1, 2014 through October 22, 2019

*The red solid line indicates the Threshold Price of $188.5347, which is approximately 137% of the Initial Share Price.

Use of Proceeds and Hedging	The proceeds from the sale of the Notes will be used by us for general corporate purposes. We will receive, in aggregate, $1,000 per Security issued. The costs of the Notes borne by you and described beginning on page PS-3 above comprise the cost of issuing, structuring and hedging the Notes. See also “Use of Proceeds” in the accompanying prospectus.

On or prior to October 22, 2019, we hedged our anticipated exposure in connection with the Notes by entering into hedging transactions with our affiliates and/or third-party dealers. We expect our hedging counterparties to have taken positions in Microsoft Stock, options contracts on Microsoft Stock listed on major securities markets or positions in any other available securities or instruments that they may wish to use in connection with such hedging. Such purchase activity could have increased the price of Microsoft Stock on October 22, 2019, and, therefore, could have increased the Threshold Price, which is the price above which Microsoft Stock must close on the Averaging Dates so that investors receive a positive return on their investment in the Notes. In addition, through our affiliates, we are likely to modify our hedge position throughout the term of the Notes, including on the Averaging Dates, by purchasing and selling Microsoft Stock, options contracts on Microsoft Stock listed on major securities markets or positions in any other available securities or instruments that we may wish to use in connection with such hedging activities. As a result, these entities may be unwinding or adjusting hedge positions during the term of the Notes, and the hedging strategy may involve greater and more frequent dynamic adjustments to the hedge as the Averaging Dates approach. We cannot give any assurance that our hedging activities will not affect the price of Microsoft Stock, and, therefore, adversely affect the value of the Notes or the payment you will receive at maturity.

Supplemental Information Concerning
Plan of Distribution; Conflicts of Interest	MS & Co. will not receive a sales commission in connection with the notes.

MS & Co. is an affiliate of MSFL and a wholly owned subsidiary of Morgan Stanley, and it and other affiliates of ours expect to make a profit by selling, structuring and, when applicable, hedging the Notes. When MS & Co. prices this offering of Notes, it will determine the economic terms of the Notes such that for each Note the estimated value on the Pricing Date will be no lower than the minimum level described in “Summary of Pricing Supplement” beginning on PS-3.

MS & Co. will conduct this offering in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account.

In order to facilitate the offering of the Notes, the Agent may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. Specifically, the Agent may sell more Notes than it is obligated to purchase in connection with the offering, creating a naked short position in the Notes, for its own account. The Agent must close out any naked short position by purchasing the Notes in the open market after the offering. A naked short position in the Notes is more likely to be created if the Agent is concerned that there may be downward pressure on the price of the Notes in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the Agent may bid for, and purchase, the Notes or Microsoft Stock in the open market to stabilize the price of the Notes. Any of these activities may raise or maintain the market price of the Notes above independent market prices or prevent or retard a decline in the market price of the Notes. The Agent is not required to engage in these activities, and may end any of these activities at any time. An affiliate of the Agent has entered into a hedging transaction with us in connection with this offering of Notes. See “—Use of Proceeds and Hedging” above.

General

No action has been or will be taken by us, the Agent or any dealer that would permit a public offering of the Notes or possession or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus in any jurisdiction, other than the United States, where action for that purpose is required. No offers, sales or deliveries of the Notes, or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus or any other offering material relating to the Notes, may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on us, the Agent or any dealer.

The Agent has represented and agreed, and each dealer through which we may offer the Notes has represented and agreed, that it (i) will comply with all applicable laws and regulations in force in each non-U.S. jurisdiction in which it purchases, offers, sells or delivers the Notes or possesses or distributes this pricing supplement and the accompanying prospectus supplement and prospectus and (ii) will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the Notes under the laws and regulations in force in each non-U.S. jurisdiction to which it is subject or in which it makes purchases, offers or sales of the Notes. We will not have responsibility for the Agent’s or any dealer’s compliance with the applicable laws and regulations or obtaining any required consent, approval or permission.

In addition to the selling restrictions set forth in “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement, the following selling restrictions also apply to the Notes:

Brazil

The Notes have not been and will not be registered with the Comissão de Valores Mobiliários (The Brazilian Notes Commission). The Notes may not be offered or sold in the Federative Republic of Brazil except in circumstances which do not constitute a public offering or distribution under Brazilian laws and regulations.

Chile

The Notes have not been registered with the Superintendencia de Valores y Seguros in Chile and may not be offered or sold publicly in Chile. No offer, sales or deliveries of the Notes or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus, may be made in or from Chile except in circumstances which will result in compliance with any applicable Chilean laws and regulations.

Mexico

The Notes have not been registered with the National Registry of Notes maintained by the Mexican National Banking and Notes Commission and may not be offered or sold publicly in Mexico. This pricing supplement, the accompanying prospectus supplement and the accompanying prospectus may not be publicly distributed in Mexico.

Benefit Plan Investor Considerations	Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), which we refer to as a “plan,” should consider the fiduciary standards of ERISA in the context of the plan’s particular circumstances before authorizing an investment in the Notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the plan.

In addition, we and certain of our affiliates, including MS & Co., may each be considered a “party in interest” within the meaning of ERISA, or a “disqualified person” within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”) with respect to many plans, as well as many individual retirement accounts and Keogh plans (also “plans”). ERISA Section 406 and Code Section 4975 generally prohibit transactions between plans and parties in interest or disqualified persons. Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the Notes are acquired by or with the assets of a Plan with respect to which MS & Co. or any of its affiliates is a service provider or other party in interest, unless the Notes are acquired pursuant to an exemption from the “prohibited transaction” rules. A violation of these “prohibited transaction” rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

The U.S. Department of Labor has issued five prohibited transaction class exemptions (“PTCEs”) that may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the Notes. Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers). In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code may provide an exemption for the purchase and sale of securities and the related lending transactions, provided that neither the issuer of the Notes nor any of its affiliates has or exercises any discretionary authority or control or renders any investment advice with respect to the assets of the plan involved in the transaction and provided further that the plan pays no more, and receives no less, than “adequate consideration” in connection with the transaction (the so-called “service provider” exemption). There can be no assurance that any of these class or statutory exemptions will be available with respect to transactions involving the Notes.

Because we may be considered a party in interest with respect to many plans, the Notes may not be purchased, held or disposed of by any plan, any entity whose underlying assets include “plan assets” by reason of any plan’s investment in the entity (a “plan asset entity”) or any person investing “plan assets” of any plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCEs 96-23, 95-60, 91-38, 90-1, 84-14 or the service provider exemption or such purchase, holding or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a plan, transferee or holder of the Notes will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding thereof that either (a) it is not a plan or a plan asset entity and is not purchasing such Notes on behalf of or with “plan assets” of any plan or with any assets of a governmental, non-U.S. or church plan that is subject to any federal, state, local or non-U.S. law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code (“Similar Law”) or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding or disposition are not prohibited by ERISA or Section 4975 of the Code or any Similar Law.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing these Notes on behalf of or with “plan assets” of any plan consult with their counsel regarding the availability of exemptive relief.

Each purchaser and holder of the Notes has exclusive responsibility for ensuring that its purchase, holding and disposition of the Notes do not violate the prohibited transaction rules of ERISA or the Code or any Similar Law. The sale of any Notes to any plan or plan subject to Similar Law is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by plans generally or any particular plan, or that such an investment is appropriate for plans generally or any particular plan.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the Notes if the account, plan or annuity is for the benefit of an employee of Morgan Stanley Wealth Management or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of the Notes by the account, plan or annuity.

Client accounts over which Morgan Stanley, Morgan Stanley Wealth Management or any of their respective subsidiaries have investment discretion are not permitted to purchase the Notes, either directly or indirectly.

United States Federal Taxation	In the opinion of our counsel, Davis Polk & Wardwell LLP, the Notes should be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation—Tax Consequences to U.S. Holders—Contingent Payment Notes.” Under this treatment, if you are a U.S. taxable investor, you generally will be subject to annual income tax based on the “comparable yield” (as defined in the accompanying prospectus supplement) of the Notes, adjusted upward or downward to reflect the difference, if any, between the actual and projected amount of the payments on the Notes. The comparable yield will be determined on the pricing date and may be significantly higher or lower than the comparable yield if the Notes were priced on the date hereof. The comparable yield and the projected payment schedule (or information about how to obtain them) will be provided in the final pricing supplement. In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at maturity, of the Notes generally will be treated as ordinary income.

You should read the discussion under “United States Federal Taxation” in the accompanying prospectus supplement concerning the U.S. federal income tax consequences of an investment in the Notes.

The comparable yield and the projected payment schedule will not be provided for any purpose other than the determination of U.S. Holders’ accruals of interest income and adjustments thereto in respect of the Notes for U.S. federal income tax purposes, and we make no representation regarding the actual amount of the payments that will be made on the Notes.

If you are a non-U.S. investor, please also read the section of the accompanying prospectus supplement called “United States Federal Taxation—Tax Consequences to Non-U.S. Holders.”

As discussed in the accompanying prospectus supplement, Section 871(m) of the Internal Revenue Code of 1986, as amended (the “Code”), and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% (or a lower applicable treaty rate) withholding tax on dividend equivalents paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities (each, an “Underlying Security”). Subject to certain exceptions, Section 871(m) generally applies to securities that substantially replicate the economic performance of one or more Underlying Securities, as determined based on tests set forth in the applicable Treasury regulations (a “Specified Security”). However, pursuant to an Internal Revenue Service (“IRS”) notice, Section 871(m) will not apply to securities issued before January 1, 2021 that do not have a delta of one with respect to any Underlying Security. Based on the terms of the Notes and current market conditions, we expect that the Notes will not have a delta of one with respect to any Underlying Security on the pricing date. However, we will provide an updated determination in the final pricing supplement. Assuming that the Notes do not have a delta of one with respect to any Underlying Security, our counsel is of the opinion that the Notes should not be Specified Securities and, therefore, should not be subject to Section 871(m). Our determination is not binding on the IRS, and the IRS may disagree with this determination. Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to an Underlying Security. If withholding is required, we will not be required to pay any additional amounts with respect to the amounts so withheld. You should consult your tax adviser regarding the potential application of Section 871(m) to the Notes.

In addition, as discussed in the accompanying prospectus supplement, withholding rules commonly referred to as “FATCA” apply to certain financial instruments (including the Notes) with respect to payments of amounts treated as interest and to any payment of gross proceeds of a disposition (including retirement) of such an instrument. However, recently proposed regulations (the preamble to which specifies that taxpayers are permitted to rely on them pending finalization) eliminate the withholding requirement on payments of gross proceeds of a taxable disposition (other than amounts treated as interest or other “FDAP income,” as defined in the accompanying prospectus supplement).

You should consult your tax adviser regarding all aspects of the U.S. federal income tax consequences of an investment in the Notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction. Moreover, neither this document nor the accompanying prospectus supplement addresses the consequences to taxpayers subject to special tax accounting rules under Section 451(b) of the Code.

The discussion in the preceding paragraphs under “Tax considerations” and the discussion contained in the section entitled “United States Federal Taxation” in the accompanying prospectus supplement, insofar as they purport to describe provisions of U.S. federal income tax laws or legal conclusions with respect thereto, constitute the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of an investment in the Notes.